UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Radiation Therapy Services, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

750323206

(CUSIP Number)

James L. Elrod, Jr.

Vestar Capital Partners V, L.P.

245 Park Avenue, 41st Floor

New York, New York 10167

(212) 351-1600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Michael Movsovich

Kirkland & Ellis LLP

153 East 53rd Street

New York, New York 10022

(212) 446-4800

December 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 750323206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radiation Therapy Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,811,140 (1) (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,811,140 (1) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person (See Instructions) OO

(1) Includes 603,077 shares issuable upon exercise of options exercisable within 60 days of October 19, 2007.

CUSIP No. 750323206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vestar Capital Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,811,140 (1) (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,811,140 (1) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person (See Instructions) PN

(1) Includes 603,077 shares issuable upon exercise of options exercisable within 60 days of October 19, 2007.

CUSIP No. 750323206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vestar Associates V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Scotland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,811,140 (1) (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,811,140 (1) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person (See Instructions) PN

(1) Includes 603,077 shares issuable upon exercise of options exercisable within 60 days of October 19, 2007.

CUSIP No. 750323206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vestar Managers V Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,811,140 (1) (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,811,140 (1) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 603,077 shares issuable upon exercise of options exercisable within 60 days of October 19, 2007.

CUSIP No. 750323206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel E. Dosoretz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,897,027 (2) (See Item 5)

	9.	Sole Dispositive Power 3,897,027 (2) (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,897,027 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.0%

14.	Type of Reporting Person (See Instructions) IN

(2) Includes 403,077 shares issuable upon exercise of options exercisable within 60 days of October 19, 2007.

CUSIP No. 750323206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Howard M. Sheridan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,261,159 (See Item 5)

	9.	Sole Dispositive Power 2,261,159 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,261,159 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 750323206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James H. Rubenstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,624,745 (3) (See Item 5)

	9.	Sole Dispositive Power 2,624,745 (3) (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,624,745 (3) (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.8%

14.	Type of Reporting Person (See Instructions) IN

(3) Includes 200,000 shares issuable upon exercise of options exercisable within 60 days of October 19, 2007.

CUSIP No. 750323206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael J. Katin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,028,209 (See Item 5)

	9.	Sole Dispositive Power 1,028,209 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,028,209 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person (See Instructions) IN

THIS AMENDMENT NO. 1 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 2007.  THE SAID SCHEDULE 13D IS HEREBY AMENDED TO ADD CERTAIN DISCLOSURE REGARDING A MANAGEMENT AGREEMENT UNDER “ITEM 6 — CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER” AND “ITEM 7 — MATERIALS TO BE FILED AS EXHIBITS”.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Statement is hereby amended and restated as follows:

SUPPORT AND VOTING AGREEMENTS

The information set forth under Item 4 is hereby incorporated by reference.

ROLLOVER SUBSCRIPTION AGREEMENTS, LLC AGREEMENT AND SECURITYHOLDERS AGREEMENT

Pursuant to the Support Agreements, each Management Holder has agreed to enter into a Management Stock Contribution and Unit Subscription Agreement substantially in the form attached hereto within Exhibit 99.8, 99.9, 99.10 or 99.11, respectively (collectively, the “Rollover Subscription Agreements”), pursuant to which each such holder will contribution a portion of his shares of Common Stock to RTI immediately prior to the effective time of the Merger in exchange for units of limited liability company interest in RTI.  Each Rollover Subscription Agreement contains, among other provisions, certain call options as more fully described within Exhibits 99.8 through 99.11.  In addition, the Rollover Subscription Agreement with Dr. Daniel E. Dosoretz gives Dr. Dosoretz a put option, exercisable after the third anniversary of the closing date of the Merger, with respect to an amount of equity in RTI not to exceed the value of the shares of Common Stock contributed by him in connection with the Merger in the event his employment with the Issuer (as the surviving corporation in the Merger) is terminated by the Issuer without “cause” (as defined in the Rollover Subscription Agreement) or by Dr. Dosoretz for “good reason” (as defined in the Rollover Subscription Agreement) and, at the time of such termination, the Issuer meets certain performance targets, as more fully described within Exhibit 99.8.

In connection with the Management Holders’ subscription for equity interest in RTI, each such holder will also execute an amended and restated limited liability company agreement of RTI substantially in the form attached hereto as Exhibit 99.5 (the “LLC Agreement”), and a securityholders agreement substantially in the form attached hereto as Exhibit 99.6 (the “Securityholders Agreement”).  The LLC Agreement will set forth certain terms of limited liability interests in RTI, including, without limitation, the right of members to receive distributions from distributable assets of RTI, as more fully described in Exhibit 99.5.  The Securityholders Agreement will set forth, among other things, the composition of the board of managers of RTI, restrictions on the transfer of securities owned by Vestar or the Management Holders (in each case subject to certain exemptions), registration rights, “tag-along” rights, “drag-along” rights and preemptive rights, in each case as more fully described in Exhibit 99.6.

MANAGEMENT AGREEMENT

The Issuer, Holdings and RTI have agreed to enter into a management agreement (the “Management Agreement”) with Vestar Capital Partners relating to certain advisory and consulting services Vestar Capital Partners will render to the Issuer, Holdings and RTI after the consummation of the Merger. Under the Management Agreement, Vestar Capital Partners will receive a $10 million transaction fee upon the closing of the Merger for services rendered in connection with the consummation of Merger and be reimbursed for its reasonable out of pocket expenses. The Management Agreement also provides for

Vestar Capital Partners to receive an annual management fee equal to the greater of (i) $850,000 or (ii) an amount equal to 1.0% of the Issuer’s consolidated EBITDA, which fee will be payable quarterly. Holdings, RTI and the Issuer will indemnify Vestar Capital Partners and its affiliates against all losses, claims, damages and liabilities arising out of the performance by Vestar Capital Partners of its services pursuant to the Management Agreement, other than those that have resulted primarily from the gross negligence or willful misconduct of Vestar Capital Partners and/or its affiliates.  A complete copy of the Management Agreement is filed as Exhibit 99.12 hereto.

EMPLOYMENT AGREEMENTS

Pursuant to the Support Agreements, the Management Holders have also agreed to enter into certain employment agreements with Holdings, the Issuer (as the surviving corporation in the Merger), and/or 21st Century Oncology, Inc., a wholly-owned subsidiary of the Issuer (“21st Century”), which employment agreements are attached hereto within Exhibit 99.8 through 99.11 (collectively, the “Employment Agreements”).  The Employment Agreement (or Employment Agreements) for each Management Holder sets forth the terms and conditions of such person’s employment as an officer of the Issuer and/or a physician of 21st Century after the consummation of the Merger, including, without limitation, compensation, severance benefits and covenant-not-to-compete, in each case as more fully described within Exhibits 99.8 through 99.11.  In addition, the Employment Agreement with Dr. Dosoretz provides that in consideration of Dr. Dosoretz agreement not to engage in certain competitive activities until the later of (x) the fifth anniversary of the closing date of the Merger and (y) three years after the termination of his employment with the Issuer, the Issuer shall pay Dr. Dosoretz $6,000,000 in cash, payable in three equal installments on the closing date of the Merger and the first and second anniversary of the closing date, provided that the Issuer will have no further obligation to make any such payment if Dr. Dosoretz materially breaches his covenant-not-to-compete.

EQUITY INCENTIVE PLAN AND INCENTIVE UNIT SUBSCRIPTION AGREEMENTS

Pursuant to the Support Agreements, the Management Holders have also agreed to accept certain incentive equity arrangements.  The Management Holders will be eligible to participate in a unit award plan substantially in the form attached hereto as Exhibit 99.7 (the “Equity Incentive Plan”), pursuant to which the board of managers of RTI will be authorized to issue units of limited liability company interests to the Management Holders.  The units granted under the Equity Incentive Plan will be subject to both time-based and performance-based vesting.  The Management Holders will subscribe for the units granted under the Equity Incentive Plan pursuant to a Management Unit Subscription Agreement substantially in the form attached within Exhibits 99.8 through 99.11 (collectively, the “Incentive Unit Subscription Agreements”).

The descriptions of the Support Agreements and the forms of the Rollover Subscription Agreement, the LLC Agreement, the Securityholders Agreement, the Management Agreement, the Employment Agreements, the Incentive Unit Plan and the Incentive Unit Subscription Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, copies of which are filed as Exhibits hereto and incorporated herein by reference.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.                    Material to Be Filed as Exhibits.

Exhibit 99.1	Amended and Restated Joint Filing Agreement, dated December 26, 2007, by and among the Reporting Persons.*

Exhibit 99.2

Agreement and Plan of Merger, dated as of October 19, 2007, by and among Radiation Therapy Services, Inc., Radiation Therapy Services Holdings, Inc., RTS MergerCo, Inc. and for purposes of Section 7.2 only, Radiation Therapy Investments, LLC.*

Exhibit 99.3

Commitment Letter, dated as of October 19, 2007, by and among Wachovia Bank, National Association, Wachovia Investment Holdings, LLC, Wachovia Capital Markets, LLC and Radiation Therapy Services Holdings, Inc.*

Exhibit 99.4	Equity Commitment Letter, dated as of October 19, 2007, by and between Vestar Capital Partners V, L.P. and Radiation Therapy Services Holdings, Inc.*

Exhibit 99.5	Form of Amended and Restated Limited Liability Company Agreement of Radiation Therapy Investments, LLC.*

Exhibit 99.6	Form of Securityholders Agreement by and among Radiation Therapy Investments, LLC and the securityholders party thereto.*

Exhibit 99.7	Form of Radiation Therapy Investments, LLC 2008 Unit Award Plan.*

Exhibit 99.8

Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Daniel E. Dosoretz, including forms of Rollover Subscription Agreement, Employment Agreements and Incentive Unit Subscription Agreement attached as exhibits thereto.*

Exhibit 99.9

Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Howard M. Sheridan, including forms of Rollover Subscription Agreement, Employment Agreement and Incentive Unit Subscription Agreement attached as exhibits thereto.*

Exhibit 99.10

Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and James H. Rubenstein, including forms of Rollover Subscription Agreement, Employment Agreements and Incentive Unit Subscription Agreement attached as exhibits thereto.*

Exhibit 99.11

Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Michael J. Katin, including forms of Rollover Subscription Agreement, Employment Agreement and Incentive Unit Subscription Agreement attached as exhibits thereto.*

Exhibit 99.12	Form of Management Agreement by and among Radiation Therapy Services, Inc., Radiation Therapy Services Holdings, Inc., Radiation Therapy Investments, LLC and Vestar Capital Partners.

* Incorporated by reference to the corresponding exhibits to the Schedule 13D filed by the filing persons with the Securities and Exchange Commission on October 29, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2007

RADIATION THERAPY INVESTMENTS, LLC

By:	/s/James L. Elrod, Jr.
Name: James L. Elrod, Jr.
Title: President

VESTAR CAPITAL PARTNERS V, L.P.

By:	Vestar Associates V, L.P.,
its General Partner

By:	Vestar Managers V Ltd.,
its General Partner

By:	/s/James L. Elrod, Jr.
Name: James L. Elrod, Jr.
Title: Managing Director

VESTAR ASSOCIATES V, L.P.

By:	Vestar Managers V Ltd.,
its General Partner

By:	/s/James L. Elrod, Jr.
Name: James L. Elrod, Jr.
Title: Managing Director

VESTAR MANAGERS V LTD.

By:	/s/James L. Elrod, Jr.
Name: James L. Elrod, Jr.
Title: Managing Director

/s/Daniel E. Dosoretz
Name: Daniel E. Dosoretz

/s/Howard M. Sheridan
Name: Howard M. Sheridan

/s/James H. Rubenstein
Name: James H. Rubenstein

/s/Michael J. Katin
Name: Michael J. Katin

Index of Exhibits

Exhibit 99.1	Amended and Restated Joint Filing Agreement, dated December 26, 2007, by and among the Reporting Persons.*

Exhibit 99.2

Agreement and Plan of Merger, dated as of October 19, 2007, by and among Radiation Therapy Services, Inc., Radiation Therapy Services Holdings, Inc., RTS MergerCo, Inc. and for purposes of Section 7.2 only, Radiation Therapy Investments, LLC.*

Exhibit 99.3

Commitment Letter, dated as of October 19, 2007, by and among Wachovia Bank, National Association, Wachovia Investment Holdings, LLC, Wachovia Capital Markets, LLC and Radiation Therapy Services Holdings, Inc.*

Exhibit 99.4	Equity Commitment Letter, dated as of October 19, 2007, by and between Vestar Capital Partners V, L.P. and Radiation Therapy Services Holdings, Inc.*

Exhibit 99.5	Form of Amended and Restated Limited Liability Company Agreement of Radiation Therapy Investments, LLC.*

Exhibit 99.6	Form of Securityholders Agreement by and among Radiation Therapy Investments, LLC and the securityholders party thereto.*

Exhibit 99.7	Form of Radiation Therapy Investments, LLC 2008 Unit Award Plan.*

Exhibit 99.8

Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Daniel E. Dosoretz, including forms of Rollover Subscription Agreement, Employment Agreements and Incentive Unit Subscription Agreement attached as exhibits thereto.*

Exhibit 99.9

Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Howard M. Sheridan, including forms of Rollover Subscription Agreement, Employment Agreement and Incentive Unit Subscription Agreement attached as exhibits thereto.*

Exhibit 99.10

Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and James H. Rubenstein, including forms of Rollover Subscription Agreement, Employment Agreements and Incentive Unit Subscription Agreement attached as exhibits thereto.*

Exhibit 99.11

Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Michael J. Katin, including forms of Rollover Subscription Agreement, Employment Agreement and Incentive Unit Subscription Agreement attached as exhibits thereto.*

Exhibit 99.12	Form of Management Agreement by and among Radiation Therapy Services, Inc., Radiation Therapy Services Holdings, Inc., Radiation Therapy Investments, LLC and Vestar Capital Partners.

* Incorporated by reference to the corresponding exhibits to the Schedule 13D filed by the filing persons with the Securities and Exchange Commission on October 29, 2007.